Exhibit 99.1

TRANSLATION

(Company Code: 2158)

June 15, 2018

To our shareholders

2-12-23, Konan, Minato-ku, Tokyo

FRONTEO, Inc.

Masahiro Morimoto, Chief Executive Officer

CONVOCATION NOTICE OF THE 15th GENERAL MEETING OF SHAREHOLDERS

FRONTEO, Inc. (the “Company”) would like to extend our deepest appreciation for the support of our shareholders.

You are cordially invited to attend the 15th General Meeting of Shareholders of FRONTEO, Inc.

If you are unable to attend the meeting, you may exercise your voting rights through either of the following methods, in which case we ask that you exercise your voting rights by 6:00 p.m. on Friday, June 29, 2018 (Japan Time), after examining the Reference Documents for the Ordinary General Meeting of Shareholders.

Voting by mail

If you exercise your voting rights by mail, please indicate your approval or disapproval of each of the proposals on the enclosed Voting Form and return it to the Company by mail no later than the above voting deadline.

Voting via the Internet

If you exercise your voting rights via the Internet, please access the website designated by the Company (https://evote.tr.mufg.jp/) and use the “login ID” and “temporary password” stated on the enclosed Voting Form, and enter your approval or disapproval of each of the proposals by following the instructions on the site.

For those attending the meeting, please submit the enclosed Voting Form at the reception desk on arrival at the meeting.

If the Reference Documents for the Ordinary General Meeting of Shareholders, and Business Report, Nonconsolidated Financial Statements, and Consolidated Financial Statements are revised, the revisions will be posted on the Company’s website (http://www.fronteo.com/).

1.	Date/Time		June 30, 2018 (Saturday), 10:00 a.m.
2.	Venue		TKP Garden City Premium Akihabara, Hall 3A Front Place Akihabara, 3rd Floor, 1-7-5, Sotokanda, Chiyoda-ku, Tokyo (Please refer to the map and directions at the end of the document.)
3.	Meeting agenda

Items to be reported:
1.

Details of the Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and the Audit and Supervisory Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2018.

		2.	Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2018.
Items to be resolved:

	1st Proposal		Election of Six (6) Directors
	2nd Proposal		Election of Two (2) Audit and Supervisory Board Members
	3rd Proposal		Issuance of Subscription Rights to Shares as Stock Options

4.	Matters prescribed for convocation

	(1)	If neither approval nor disapproval of each proposal is indicated on the Voting Form, the Company will deem that you have indicated your approval of the proposal.
	(2)	If you have exercised your voting rights more than once via the Internet, the last vote shall prevail.
	(3)	If you have exercised your voting rights both by mail and via the Internet, your vote via the Internet shall prevail.

Please refer to the “Proposal of the Adjourned Meeting of the 15th General Meeting of Shareholders” on the page 3 of this document for further details of the items to be reported.

Proposal of the Adjourned Meeting

of the 15th General Meeting of Shareholders

At the 15th General Meeting of Shareholders scheduled on June 30, 2018 (the “General Meeting”), the Company had planned to report the following items included in the meeting agenda to its shareholders:

• Details of the Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and Audit and Supervisory Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2018; and

• Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2018.

However, the Company’s U.S. subsidiary will need additional time in order to respond to audit procedures by the independent auditor, and as a result, the audit has not been completed as of the time of printing the Convocation Notice of the 15th General Meeting of Shareholders, and accordingly, the Company is not able to provide its shareholders with the “Business Report,” “Consolidated Financial Statements,” “Nonconsolidated Financial Statements,” “Audit Report on the Consolidated Financial Statements,” “Audit Report on the Nonconsolidated Financial Statements,” and “Audit Report of the Board of Statutory Auditors” that were to be attached to the Convocation Notice.

The cause of the delay in the audit of the Company’s U.S. subsidiary does not relate to any incorrect accounting treatment due to fraud or other irregularities, but is the result of the required expansion of the audit scope due to significant deficiencies in the U.S. subsidiary’s internal controls that need to be disclosed. The Company, as an entity listed on the NASDAQ in the U.S. and on the MOTHERS of the Tokyo Stock Exchange, is currently making its utmost efforts to complete the audit in close cooperation with the Company’s U.S. subsidiary and the independent auditor. The Company will also immediately improve control of the management of the U.S. subsidiary to prevent a recurrence of the matter above. The Company asks the shareholders to accept its sincere apology for all the concerns and inconvenience this may have caused. The details of the matter above will be shared with the shareholders at the General Meeting.

Due to these circumstances, the Company is proposing to shareholders that an adjourned meeting of the General Meeting (the “Adjourned Meeting”) be held, at which time the financial results for the fiscal year ended March 31, 2018 will be reported, and to leave it to the Company’s Board of Directors to decide about the time and place of the Adjourned Meeting at the General Meeting. If the proposal above is approved at the General Meeting, and as soon as the necessary procedures are completed, the Company will notify shareholders of the time and place of the Adjourned Meeting and convene the Adjourned Meeting.

Agenda of the meeting and reference matters:

Item 1 - Election of Six (6) Directors

The terms of office of all five (5) Directors will expire at the conclusion of this year’s Ordinary General Meeting of Shareholders. In order to strengthen our management framework, we would like to increase the Board of Directors by one (1) Director. Accordingly, the election of six (6) Directors is proposed.

The candidates for the position of Director are as follows:

Candidate Number	Name (Date of Birth)	Career summary and position in the Company (important concurrent positions at other organizations)		Number of the Company’s shares held by candidate (As of March 31, 2018)
		March 1989	Japan Maritime Self-Defense Official
		April 1995	Joined Applied Materials Japan, Inc.
		August 2003	Established FRONTEO, Inc. Representative Director and Chief Executive Officer, FRONTEO, Inc. (current)
		December 2007	Representative Director and Chief Executive Officer, UBIC North America, Inc. (currently FRONTEO USA, Inc.)
1	Masahiro Morimoto (Born on April 6, 1966)	April 2015	Representative Director and Chairman, UBIC North America, Inc. (currently FRONTEO USA, Inc.) Director, UBIC MEDICAL, Inc. (currently FRONTEO Healthcare, Inc.)	6,920,400
		July 2015	Director, EvD, Inc. (currently FRONTEO USA, Inc.) (current)
		September 2015	Director, FRONTEO Communications, Inc. (dissolved in May 2018 due to merger with the Company)
		May 2017	Executive Chairman, FRONTEO Healthcare, Inc. (current)

(Notes)	1	There is no special interest between the candidate for Director and the Company.
	2	Reasons for nomination as a candidate for Director:

Mr. Masahiro Morimoto, the Company’s founder, has been engaged in management as Chief Executive Officer and Chairman of the Board since the founding of the Company. He has played a primary role in the expansion of the Company’s global business and the growth in business results and has fulfilled his duties as a Director. In line with the Company’s aim of sustainable increase in corporate value and achieving business plans in the future, he is considered to be suitable for business execution and thus is selected again as a candidate for Director.

Candidate	Name	Career summary and position in the Company		Number of the Company’s shares held by candidate
Number	(Date of Birth)	(important concurrent positions at other organizations)		(As of March 31, 2018)
		April 1996	Joined Applied Materials Japan, Inc.
		December 2003	Director, FRONTEO, Inc.
		November 2007	Director and Executive Vice President, FRONTEO, Inc. (current)
		December 2007	Director, UBIC North America, Inc. (currently FRONTEO USA, Inc.)
		April 2015	Chief Executive Officer, UBIC MEDICAL, Inc. (currently FRONTEO Healthcare, Inc.)
2	Naritomo Ikeue (Born on June 4, 1972)	July 2015	Director, EvD, Inc. (currently FRONTEO USA, Inc.)	2,722,800
		September 2015	Director, FRONTEO Communications, Inc. (dissolved in May 2018 due to merger with the Company)
		May 2017	Director, FRONTEO Healthcare, Inc. (current)
		September 2017	Representative Director FRONTEO USA, Inc. (current)

(Notes)	1	There is no special interest between the candidate for Director and the Company.
	2	Reasons for nomination as a candidate for Director:

Mr. Naritomo Ikeue, a founding member of the Company, with strong leadership, has various achievements such as contributing to the development of global business and improving the profitability of the Company.  Accordingly, Mr. Ikeue has fulfilled his duties as a Director. In line with the aim of sustainable increase in corporate value and achieving business plans of the Company, he is considered to be suitable for business execution and thus is selected again as a candidate for Director.

Candidate	Name	Career summary and position in the Company		Number of the Company’s shares held by candidate
Number	(Date of Birth)	(important concurrent positions at other organizations)		(As of March 31, 2018)
		May 1996	Joined Mitsue-Links Co., Ltd.
		October 1999	Joined SoftVision Co., Ltd.
		July 2002	Joined Important Properties Bank Japan Co., Ltd.
		July 2009	Joined FRONTEO, Inc.
		December 2012	Corporate Officer (Shikko Yakuin), FRONTEO, Inc.
3	Hideki Takeda (Born on August 1, 1973)	July 2014	Director, Behavior Informatics Laboratories (current)	59,100
		April 2015	Director, UBIC MEDICAL, Inc. (currently FRONTEO Healthcare, Inc.)
		September 2015	Director, FRONTEO Communications, Inc. (dissolved in May 2018 due to merger with the Company)
		June 2016	Director, FRONTEO, Inc. (current)

(Notes)	1	There is no special interest between the candidate for Director and the Company.
	2	Reasons for nomination as a candidate for Director:

Mr. Hideki Takeda, as the Director of Behavior Informatics Laboratories of the Company, has played a central role in the Company’s technology research and product development. His knowledge of technology and leadership of the research and development department are indispensable to the Company’s aim of sustainable increase in corporate value and achieving business plans. He is considered to be suitable for management participation and business execution and thus is selected as a candidate for Director.

Candidate	Name	Career summary and position in the Company		Number of the Company’s shares held by candidate
Number	(Date of Birth)	(important concurrent positions at other organizations)		(As of March 31, 2018)
		April 1993	Joined Sumitomo Trust and Banking, Co., Ltd. (currently Sumitomo Mitsui Trust Bank, Limited)
		October 1999	Joined Asahi & Co. (currently KPMG AZSA LLC)
		June 2003	Joined SANYO Electric Co., Ltd.
		May 2012	Joined KONAMI CO., LTD. (currently KONAMI HOLDINGS CORPORATION)
4	Tomohiro Uesugi (Born on May 18, 1970)	April 2015	Joined Y.International., inc.	0
		July 2015	Vice President, Y.International., inc.
		August 2017	Joined FRONTEO, Inc.
		September 2017	Corporate Officer (Shikko Yakuin), FRONTEO, Inc. (current)
		October 2017	Auditor, FRONTEO Communications, Inc. (dissolved in May 2018 due to merger with the Company) Auditor, FRONTEO Healthcare, Inc. (current)

(Notes)	1	There is no special interest between the candidate for Director and the Company.
	2	Mr. Tomohiro Uesugi is a new candidate for Director.
	3	Reasons for nomination as a candidate for Director:

Mr. Tomohiro Uesugi, as General Manager of Administration Division, has played a central role in the management of the Company and has a track record of managing highly specialized global businesses involving finance and management planning. Accordingly, the Company has determined that he will greatly contribute to corporate development and sound business operation. He is considered to be suitable for management participation and business execution and thus is selected as a candidate for Director.

Candidate	Name	Career summary and position in the Company		Number of the Company’s shares held by candidate
Number	(Date of Birth)	(important concurrent positions at other organizations)		(As of March 31, 2018)
		April 1968	Joined the National Police Agency of Japan
		March 1999	Deputy Minister for police technology, the National Police Agency of Japan
		March 2001	Special Advisor, USE, Inc.
		April 2003	Joined NTT Data Creation Corporation (currently NTT Data i Corporation) (“NTT Data i”)
5	Makoto Funahashi (Born on December 28, 1945)	June 2003	Director, NTT Data i	5,400
		June 2007	Director and Senior Vice President (Shikko Yakuin), NTT Data i
		June 2008	Senior Advisor, NTT Data i
Outside Director, FRONTEO, Inc. (current)
		June 2011	Director, The Institute of Security Technology (current)
		October 2013	Director, Japan Image Analysis Association (current)
		August 2015	Director, Medical IT Security Forum: (current)

(Notes)	1	There is no special interest between the candidate for Director and the Company.
	2	Mr. Makoto Funahashi is a candidate for Outside Director.
	3	At the conclusion of the 15th General Meeting of Shareholders, since Mr. Makoto Funahashi, Outside Director of the Company, will have served in such position for ten (10) years.
	4

In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into an agreement with Mr. Makoto Funahashi which restricts his liability for damages under Article 423, Paragraph 1 of the Companies Act when the requirements provided for by laws and ordinances are met. The limit amount of liability under such agreement shall be the minimum amount of liability provided for by laws and ordinances if he has performed his duties in good faith and without gross negligence.
If his re-election as an Outside Director is approved, the Company intends to continue such agreement.
5

There are no transactions between the companies in which Mr. Makoto Funahashi holds concurrent positions and the Company, and it has been determined that there are no conflicts of interest between the general shareholders and him. The Company has registered him as an independent director as stipulated by the Tokyo Stock Exchange, Inc. Upon his re-election, the Company intends to continue to designate him as an independent director.

6	Reasons for nomination as a candidate for Outside Director:

Mr. Makoto Funahashi has abundant experience and a high level of insight as an assistant vice-minister for engineering affairs at the National Police Agency. He has made appropriate proposals and provided advice to the Board of Directors of the Company from an objective perspective independent of business executions, and thus it has been determined that he will contribute greatly to corporate governance areas such as strengthening risk management. He is considered to be suitable for promoting sustainable business management and increasing corporate value of the Company, and thus his re-election is proposed.

Candidate Number	Name (Date of Birth)	Career summary and position in the Company (important concurrent positions at other organizations)		Number of the Company’s shares held by candidate (As of March 31, 2018)
		April 1991	Joined Kabushiki Kaisha Fukui Jisho
		August 1996	Joined Jozo Toda Tax Accountant Office
		April 2000	Joined Animo Limited
6	Hirooki Kirisawa (Born on July 31, 1966)	February 2004	Established Hirooki Kirisawa Tax Accountant Office (currently HIBIKi Consulting Firm) Director	96,900
		August 2005	Outside Statutory Auditor, FRONTEO, Inc.
		October 2008	Representative Director, Kabushiki Kaisha Management Firm (current)
		June 2010	Outside Director, FRONTEO, Inc. (current)
		August 2012	Representative Partner, KIRISAWA Tax Accountants Corporation (currently HIBIKi Consulting Firm) (current)

(Notes)	1	There is no special interest between the candidate for Director and the Company.
	2	Mr. Hirooki Kirisawa is a candidate for Outside Director.
	3	At the conclusion of the 15th General Meeting of Shareholders, Mr. Hirooki Kirisawa, Outside Director of the Company at present, will have served in such position for eight (8) years.
	4

In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into an agreement with Mr. Hirooki Kirisawa which restricts his liability for damages under Article 423, Paragraph 1 of the Companies Act when the requirements provided for by laws and ordinances are met. The liability coverage under such agreement shall be the minimum amount of liability provided for by laws and ordinances if he has performed his duties in good faith and without gross negligence.

		If his re-election as an Outside Director is approved, the Company intends to continue such agreement.

5

There are no transactions between the companies in which Mr. Hirooki Kirisawa holds concurrent positions and the Company, and it has been determined that there are no conflicts of interest between general shareholders and him. The Company has registered him as an independent director as stipulated by the Tokyo Stock Exchange, Inc. Upon his re-election, the Company intends to continue to designate him as an independent director.

6	Reasons for nomination as a candidate for Outside Director:

Mr. Hirooki Kirisawa has not only abundant experience as a business manager, but is also a tax accountant license, and based on his extensive knowledge, he has supervised business executions and has experience in other appropriate roles to fulfill his duties as an Outside Director of the Company. He is considered to be suitable for promoting sustainable business management and increasing corporate value of the Company, and thus his re-election is proposed.

Item 2 - Election of Two (2) Audit and Supervisory Board Members

The terms of office for Mr. Kunihiro Sudo and Mr. Takaharu Yasumoto, Statutory Auditors, will expire at the conclusion of the 15th General Meeting of Shareholders, and accordingly, this proposal recommends election of two (2) Statutory Auditors.

The Board of Statutory Auditors has consented to this proposal.

The candidates for the position of Statutory Auditor are as follows:

Candidate Number	Name (Date of Birth)	Career summary and position in the Company (important concurrent positions at other organizations)		Number of the Company’s shares held by candidate (As of March 31, 2018)
		December 1969	Joined Victor Company of Japan, Limited (currently JVC KENWOOD Corporation)
		July 2002	Director and Administration Manager, Victor Leisure System Co., Ltd.
		August 2005	Retired from Victor Company of Japan, Limited
1	Kunihiro Sudo (Born on August 14, 1945)	October 2005	Advisor, Victor Leisure System Co., Ltd.	2,600
		March 2007	Advisor, XING Inc.
		July 2007	Joined Kabushiki Kaisha Aqua Cast (“Aqua Cast”)
		October 2007	Director and General Manager of Administration, Aqua Cast
		January 2009	Retired from Aqua Cast
		April 2011	Outside Statutory Auditor, FRONTEO, Inc. (current)

(Notes)	1	There is no special interest between the candidate for Statutory Auditor and the Company.
	2	Mr. Kunihiro Sudo is a candidate for Outside Statutory Auditor, and the reason for nomination is as follows:

Mr. Kunihiro Sudo, who is knowledgeable about accounting and business management, is being nominated so that the Company can expect his long years of experience and wide knowledge to be reflected in the Company’s auditing work.

3	At the conclusion of the 15th General Meeting of Shareholders, Mr. Kunihiro Sudo, Outside Statutory Auditor of the Company at present, will have served in such position for seven (7) years.
4

In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into an agreement with Mr. Kunihiro Sudo which restricts his liability for damages under Article 423, Paragraph 1 of the Companies Act when the requirements provided for by laws and ordinances are met. The liability coverage under such agreement shall be the minimum amount of liability provided for by laws and ordinances if he has performed his duties in good faith and without gross negligence.

If his re-election as an Outside Statutory Auditor is approved, the Company intends to continue such agreement.

Candidate Number	Name (Date of Birth)	Career summary and position in the Company (important concurrent positions at other organizations)		Number of the Company’s shares held by candidate (As of March 31, 2018)
		November 1978	Joined Auditing Corporation Asahi Kaikeisha (currently KPMG AZSA LLC)
		August 1982	Registered as Certified Public Accountant in Japan
		April 1992	President, Yasumoto CPA Office (current)
		November 1993	Statutory Auditor, Fast Retailing Co., Ltd. (current)
2	Takaharu Yasumoto (Born on March 10, 1954)	August 2001	Statutory Auditor, ASKUL Corporation (current)	4,000
		June 2003	Statutory Auditor, Link International Co., Ltd. (currently Link Theory Japan Co., Ltd.) (current)
		April 2007	Guest Professor, Chuo Graduate School of International Accounting
		June 2010	Outside Statutory Auditor, FRONTEO, Inc. (current)
		December 2017	Outside Corporate Auditor, GROOVE X, Inc. (current)

(Notes)	1	There is no special interest between the candidate for Statutory Auditor and the Company.
	2	Mr. Takaharu Yasumoto is a candidate for Outside Statutory Auditor, and the reason for nomination is as follows:

Despite his lack of experience in management, Mr. Takaharu Yasumoto is qualified as a certified public accountant in Japan. The Company has determined that he can exercise his talent in auditing the Company’s business to a standard of high professionalism and thus his election is proposed.

	3	At the conclusion of the 15th General Meeting of Shareholders, Mr. Takaharu Yasumoto, Outside Statutory Auditor of the Company at present, will have served in such position for eight (8) years.
4

In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into an agreement with Mr. Takaharu Yasumoto which restricts his liability for damages under Article 423, Paragraph 1 of the Companies Act when requirements provided for by laws and ordinances are met. The liability coverage under such agreement shall be the minimum amount of liability provided for by laws and ordinances if he has performed his duties in good faith and without gross negligence.

If his re-election as an Outside Statutory Auditor is approved, the Company intends to continue such agreement.

Item 3 - Issuance of Subscription Rights to Shares as Stock Options

This is a proposal, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, to approve the delegation of authority to determine the requirements for the subscription of rights to shares to be issued as stock options to Directors, Corporate Officers (Shikko Yakuin), and employees of the Company, and Directors and employees of the Company’s subsidiaries.

In addition, since the gratis issuance of such subscription rights to Directors of the Company falls under their remunerations, etc. that are not monetary, and thus such amount is not fixed, this proposal is to also approve the specific method for calculating the amount and the specific contents of such remunerations, etc.

As for the amount of remuneration of Directors of the Company, the 9th Ordinary General Meeting of Shareholders held on June 22, 2012 approved Directors’ annual remuneration of not more than JPY 350,000,000 (excluding salaries received as employees); however, this proposal recommends approval of a separate category of remuneration for Directors and Statutory Auditors.

Notes

1. Reasons for issuance of subscription rights to shares to be issued as stock options with particularly favorable conditions:

The purpose is to further enhance the rights holders’ incentive to contribute to the Company’s performance on a consolidated basis, and further promote business aiming to increase the stock value and thereby make contributions to improve the Company’s performance, as well as to secure talented personnel from a global point of view.

2. Details of issuance of subscription rights to shares to be issued as stock options (the “Share Options”)

(1) Persons entitled to the allotment of the Share Options

Directors, Corporate Officers (Shikko Yakuin), and employees of the Company, and Directors and employees of the Company’s subsidiaries

(2) Class and number of shares covered by the Share Options

Up to 200,000 common shares of the Company.

Out of such number, up to 100,000 common shares for Directors of the Company (including 30,000 for Outside Directors).

In case of adjustment as set forth below, the above number shall be revised to be the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (the “Number of Granted Shares”) shall be 100 common shares.  In the event of a stock split (including a gratis allotment of common stock and this inclusion being applicable hereinafter, as well) or a reverse stock split by the Company after the day the Share Options are allotted (the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional shares resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(3)   Total number of Share Options

Up to 2,000.

Out of such number, up to 1,000 Share Options for Directors of the Company (including 300 for Outside Directors).

(4)   Amount payable for issuance of the Share Options

No payment is required for issuance of the Share Options

(5)   Manner of calculating the value of assets contributed in exercising the Share Options

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be as follows:

The Exercise Price is the amount obtained by multiplying by 1.05 the average of the closing prices of the Company’s common share on the Tokyo Stock Exchange on all trading days (excluding days where no trades were made) of the month preceding the month in which the Date of Allotment falls, and any fractional yen resulting from said calculation shall be rounded up to the nearest yen; provided, however, that if that amount is less than the closing price of the Company’s common share on the Tokyo Stock Exchange on the Date of Allotment (or on the most recent day a trade was made if no trade was made on the Date of Allotment), then the Exercise Price shall be said closing price. If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i) For share splits or reverse splits by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and any fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after	=	Exercise Price before	×	1
adjustment		adjustment		ratio of share split or reverse split

(ii) If the Company issues new shares at a price below the market price or disposes of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and any fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	number of issued shares	+	number of newly issued shares	×	amount paid per share
market price
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In the case of disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii) In case of a merger or corporate split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or corporate split, etc.

(6)   Period during which the Share Options can be exercised

Three (3) years from the date on which three (3) years have elapsed from the date following the Date of Allotment.

(7) Conditions to exercise of Share Options

(i)     To exercise Share Options, the person to whom they are allotted (the “Share Option Holder”) must meet the following requirements: (i) the person has continuously been either a Director (including Officer in the U.S.), Corporate Officer (Shikko Yakuin) or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three (3) years before the time of exercising the option, and at the same time, (ii) the person is either a Director (including Officer in the U.S.), Corporate Officer (Shikko Yakuin) or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising the option. However, if such person does not meet requirement (ii) at the time of exercising the option because of resignation due to the expiry of the term of office, retirement by age limit or other reasons that are justified by the Board of Directors, within 90 days after losing such position, the person can exercise the option by meeting requirement (i) only.

(ii)             No Share Option shall be inherited.

(iii)          No Share Option shall be partially exercised.

(iv)         All other conditions shall be as set forth in the “Agreement for Share Options Allotment” to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the Board of Directors of the Company.

(8)   Reasons and conditions for acquisition of the Share Options:

In the event a proposal to approve a merger agreement where the Company is to be extinguished is approved at a General Meeting of Shareholders of the Company, or a proposal to approve a stock swap agreement or a proposal to approve a stock transfer plan where the Company is to be wholly owned is approved at a General Meeting of Shareholders of the Company (or, if a resolution of a General Meeting of Shareholders is not required, is resolved by the Board of Directors of the Company), the Company may acquire the Share Options at without payment of any kind on the day separately designated by the Board of Directors.

(9)   Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval by the Board of Directors of the Company.

(10) The capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i)             Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with

Article 17, Paragraph 1 of the Ordinance on Company Accounting and any fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)          Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(11) Treatment of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished due to such merger), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split under both types of company split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary in a stock swap or stock transfer) (collectively, the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Article 236, Paragraph 1, Item 8, (a) to (e) of the Companies Act of Japan (the “Reorganized Company”), in each case, to the Share Option Holder who has Share Options remaining (the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for an absorption-type merger, the day when the absorption-type merger comes into effect; for a consolidation-type merger, the day when a stock company is incorporated through the consolidation-type merger; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, the day when a stock company is incorporated through the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company is incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the Share Options, provided that the absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain a statement that the Reorganized Company will deliver the Share Options in accordance with the provisions of following items.

(i) Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered in each case.

(ii) Class of shares of the Reorganized Company covered by the Share Options

Common shares of the Reorganized Company

(iii) Number of shares of the Reorganized Company covered by the Share Options

They shall be determined in accordance with the above “(2) Class and number of shares covered by the Share Options” taking into account the conditions, etc. of the Corporate Reorganization.

(iv) Manner of calculating the value of assets contributed in exercising the Share Options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after the adjustment prescribed in the item (5) (iii) above by the number of shares of the Reorganized Company covered by such Share Option, which shall be determined under the item (iii) above.

(v) Period during which the Share Options can be exercised

From the day when the above “(6) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is later, to the day when the above “(6) Period during which the Share Options can be exercised” expires.

(vi) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

Conditions shall be determined in accordance with the above “(10) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options.”

(vii) Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the Board of Directors of the Reorganized Company.

(viii) Reasons and conditions for acquisition of the Share Options

Reasons and conditions shall be determined in accordance with the above “(8) Reasons and conditions for acquisition of the Share Options.”

(12) Handling of fractional shares in the shares delivered upon exercise of the Share Options

Fractional shares in the shares delivered upon exercise of the Share Options shall be discarded.

3. The specific method for calculating the amount of remuneration, etc. for Directors

The amount for remuneration, etc. for Directors of the Company with respect to the Share Options shall be determined by multiplying the fair value of one (1) Share Option, calculated on the Date of Allotment, by the total number of the Share Options allotted to Directors incumbent on the Date of Allotment (up to 1,000 for Directors (including 300 for Outside Directors)). The fair value of one (1) Share Option shall be calculated using the Black-Scholes model based on various conditions on the Date of Allotment including the stock price of the Company and the Exercise Price. At present, the Company has five (5) Directors (including two (2) Outside Directors). If Item 1 is approved, the number of Directors will be six (6) (including two (2) Outside Directors).

End

Procedures for Exercising Voting Rights via the Internet

If you exercise your voting rights via the Internet, please read through the following procedures.

If you attend the general meeting of shareholders in person, you do not need to vote by mail or via the Internet.

1.              Website for voting

(1)         Voting via the Internet is available only by accessing the Company’s designated voting website (http://evote.tr.mufg.jp/) from a personal computer, a smartphone or a mobile phone (i-mode, EZweb or Yahoo! Keitai)*. However, please note that you cannot vote via the Internet on the designated website between 2:00 a.m. and 5:00 a.m. (Japan time).

* i-mode, EZweb and Yahoo! are trademarks or registered trademarks of NTT DOCOMO, INC., KDDI CORPORATION and Yahoo! Inc. in the United States, respectively.

(2)         Please note that you may not be able to vote via personal computer or smartphone on the designated voting website when your Internet settings have, for example, a firewall or similar functions in place to regulate your Internet connection, when anti-virus software has been installed on your personal computer, when a proxy server is used to access the Internet or when Transport Layer Security (TLS) encrypted communication was not specified.

(3)         When exercising your voting rights via mobile phone, please use one of the following services: i-mode, EZweb or Yahoo! Keitai (mobile phone). For security reasons, you are not allowed to vote using mobile devices that cannot send TLS encrypted messages or terminal ID information.

(4)         The Company will accept votes via the Internet received by 6 p.m. on Friday, June 29, 2018 (Japan time); however, you are advised to vote earlier. Please contact the Help Desk described below for any questions or inquiries.

2.              How to vote via the Internet

(1)          Access the website (http://evote.tr.mufg.jp/) and use the “login ID” and “temporary password” stated on the Voting Form, and enter your approval or disapproval on each of the proposals by following the instructions on the site.

(2)         Please note that, in order to prevent unauthorized access to the designated website by third parties other than the shareholders (persons impersonating shareholders) and the alteration of votes, we request that shareholders change their “temporary password” to a permanent password on the designated voting website.

(3)         We will provide you a new “login ID” and “temporary password” each time a general meeting of shareholders is convened.

3.              Handling of multiple voting

(1)          If you have exercised your voting rights both by mail and via the Internet, the vote via the Internet shall prevail.

(2)         If you have exercised your voting rights more than once via the Internet, the last vote shall prevail. If you vote multiple times using different devices, such as a personal computer, a smartphone and a mobile phone, the last vote shall prevail.

4.              Charges associated with accessing the voting website

Any charges associated with accessing the voting website (e.g., internet connection fees) are to be borne by shareholders. When voting via smartphone or mobile phone, packet communication fees and other mobile phone charges incurred in the use of a smartphone or a mobile phone are also to be borne by shareholders.

For further assistance regarding voting via the Internet, please contact:

Securities Agency Department (Help Desk)

Mitsubishi UFJ Trust and Banking Corporation

Phone: 0120-173-027 (9:00 a.m. to 9:00 p.m. (Japan Time);
toll free only within Japan)

Maps and Directions to the Venue

of the General Meeting of Shareholders

Front Place Akihabara, 3rd Floor,

1-7-5 Sotokanda, Chiyoda-ku, Tokyo

Phone 03 (5289) 7099

TKP Garden City Premium Akihabara, Hall 3A

[Trains and Subways]:

• JR Yamanote Line	Akihabara Station, Electric Town Gate; four minutes on foot
• JR Keihin-Tohoku Line	Akihabara Station, Electric Town Gate; four minutes on foot
• JR Sobu Line	Akihabara Station, Electric Town Gate; four minutes on foot
• Tsukuba Express	Akihabara Station; six minutes on foot
• Tokyo Metro Hibiya Line	Akihabara Station, Exit 3; seven minutes on foot
• Tokyo Metro Ginza Line	Suehiro-cho Station, Exit 3; six minutes on foot
• Tokyo Metro Chiyoda Line	Shin-Ochanomizu Station, Exit B2; seven minutes on foot